787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 5, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Elaine Wolff

Re:	Jupitermedia Corporation
Registration Statement on Form S-3 filed September 7, 2005
Registration No. 333-128148

Dear Ms. Wolff:

On behalf of Jupitermedia Corporation (the “Company”), attached hereto for filing is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3, filed September 7, 2005 (the “Registration Statement”), marked to show changes from the initial Registration Statement. Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 21, 2005 (the “Staff’s Letter”). Numbers set forth below correspond to the numbers set forth in the Staff’s Letter. Capitalized terms not defined herein shall have the meaning set forth in the Registration Statement.

1.	Bear Stearns & Co., Inc. (“Bear Stearns”), which is a registered broker-dealer, had previously been included in the Registration Statement as a Selling Stockholder. However, Bear Stearns has decided not to include its 718,227 unregistered shares of the Company’s common stock in the Registration Statement. The “Selling Stockholder” section of the Registration Statement and any other affected sections have been revised to reflect the decrease in the overall number of shares registered pursuant to the Registration Statement and the removal of Bear Stearns as a Selling Stockholder. We confirm that no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

2.	Bear Stearns has been removed from the Registration Statement and, as such, it need not be identified as an underwriter. We confirm that no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer.

3.	Bear Stearns has been removed from the Registration Statement. We confirm that no Selling Stockholder is a broker-dealer or an affiliate of a broker-dealer. Consequently, comment number 3 of the Staff’s Letter is inapplicable.

4.	The “Selling Stockholder” section of the Registration Statement has been updated to include a statement that the Company will not add any new Selling Stockholders in a prospectus supplement or post-effective amendment other than transferees, pledges, donees, assignees and successors.

Very truly yours,

/s/    Jeffrey R. Poss

Jeffrey R. Poss

Enclosures

cc:	Alan M. Meckler
Nasdaq Stock Market, Inc. (w/o attachments)